COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233



03024945

File Number: 82.2994

RECEIVED
JUL 30 2003
SEC MAIL PROCESSING SECTION WASH. D.C. 155

15 July 2003

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 are copies of announcements released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

dlw 7/31



Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

15 July 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

Coca-Cola Amatil Limited ABN 26 004 139 397 ("CCA") takeover bid for Neverfail Springwater Limited ABN 43 003 559 519 ("Neverfail")

We refer to CCA's offers for shares in Neverfail pursuant to the above takeover bid.

CCA has today extended the offer period for the **FINAL** time so that the offer will close at **7.00pm (Sydney time) on 30 July 2003. CCA's cash offer for Neverfail Shares will not be extended beyond this date**

We enclose a copy of the Notice of Variation of Offers under section 650D of the *Corporations Act 2001 (Cth).*

Pursuant to ASX Listing Rule 3.2, CCA notes:

- CCA and its associates had a relevant interest in 14.85% of shares in Neverfail when the first of the offers was made; and

- CCA and its associates had a relevant interest in 86.19% of shares in Neverfail at the date of the extension to which the attached Notice of Variation of Offers relates.

Yours sincerely

D A Wylie
Company Secretary

For further information, please contact:

Peter Steel	+61 2 9259 6553
Alec Wagstaff	+61 2 9259 6571

Notice under Section 650D of the Corporations Act

NOTICE OF VARIATION OF OFFERS

Coca-Cola Amatil Limited ABN 26 004 139 397-
Offer for Shares in Neverfail Springwater Limited ABN 43 003 559 519

To: 1. **Neverfail Springwater Limited ABN 43 003 559 519 ("Neverfail")**

2. **Everyone to whom Coca-Cola Amatil Limited ABN 26 004 139 397 ("CCA") made offers dated 13 May 2003 to acquire shares in Neverfail ("Offers")**

CCA hereby gives notice under section 650D of the Corporations Act that it varies the Offers by extending the period during which the Offers will remain open for acceptance by 15 days so that the Offers will now close at 7:00pm (Sydney time) on 30 July 2003.

The Offers, as set out in section 5 of the bidder's statement relating to the Offers dated 29 April 2003 (as amended by Notices of Variation of Offers dated 5 June 2003, 13 June 2003, 20 June 2003, 27 June 2003 and 8 July 2003) are further amended by replacing the first paragraph of section 5.5 of that bidder's statement, as amended, with the following:

> "The Offer will remain open for acceptance during the period commencing on the date of the Offer and ending at 7.00 pm (Sydney time) on 30 July 2003".

The Offers are also amended by replacing all references to "13 June 2003, unless the Offer Period is extended" (previously amended to "15 July 2003, unless the Offer Period is extended") in the acceptance and transfer form enclosed with the bidder's statement (which forms part of the Offer), with "30 July 2003".

Dated: 15 July 2003

Approved by a resolution passed by the directors of Coca-Cola Amatil Limited.

Signature of David Wylie
Secretary, Coca-Cola Amatil Limited

A copy of this notice was lodged with the Australian Securities and Investments Commission on 15 July 2003. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.


COCA-COLA CCA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

15 July 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

**Coca-Cola Amatil Limited ("CCA") takeover bid for
Neverfail Springwater Limited ("Neverfail")**

CCA has today served on Neverfail Springwater Limited a sixth supplementary bidder's statement in relation to CCA's takeover bid for all of the ordinary shares in Neverfail Springwater Limited.

In accordance with Section 647(3)(b) of the Corporations Act 2001 and the Listing Rules, we enclose a copy of the above supplementary bidder's statement.

Yours faithfully

D A Wylie
Company Secretary

For further information, please contact:

Peter Steel	+61 0419 290 767
Alec Wagstaff	+61 2 9259 6571


Coca-Cola
CCA
Amatil

Sixth Supplementary Bidder's Statement

relating to a Cash Offer

from

Coca-Cola Amatil Limited, ABN 26 004 139 397

to acquire all of your ordinary shares in

Neverfail Springwater Limited, ABN 43 003 559 519

1. Preliminary

1.1 Sixth Supplementary Bidder's Statement

This document is a further supplementary bidder's statement given pursuant to Chapter 6 of the Corporations Act 2001 (**"Sixth Supplementary Bidder's Statement"**).

It is the sixth Supplementary Bidder's Statement prepared by Coca-Cola Amatil Limited, ABN 26 004 139 397 (**"CCA"**) in relation to a cash offer from CCA to acquire shares in Neverfail Springwater Limited, ABN 43 003 559 519 (**"Neverfail"**) contained in section 5 of CCA's bidder's statement dated 29 April 2003 (the **"Original Bidder's Statement"**) (as supplemented by a supplementary bidder's statement dated 8 May 2003, a second supplementary bidder's statement dated 5 June 2003, a third supplementary bidder's statement dated 13 June 2003, a fourth Supplementary Bidder's Statement dated 20 June 2003 and a Fifth Supplementary Bidder's Statement dated 27 June 2003 (the **"Supplementary Bidder's Statements"**)). This Sixth Supplementary Bidder's Statement supplements, and is to be read together with, the Original Bidder's Statement and the Supplementary Bidder's Statements.

1.2 Defined Terms

A number of defined terms are used in this Sixth Supplementary Bidder's Statement. Terms which are not defined in this Sixth Supplementary Bidder's Statement have the meaning given to them in Section 9 of the Original Bidder's Statement (as supplemented by the Supplementary Bidder's Statements).



1.3 Letter to shareholders

Attached as Annexure A to this Sixth Supplementary Bidder's Statement is a copy of a letter from CCA to Neverfail shareholders dated 15 July 2003.

That letter refers to the Neverfail Directors' change in recommendation which was announced to ASX by Neverfail in a third supplementary target's statement on 11 July 2003. Attached as Annexure B to this Sixth Supplementary Bidder's Statement is a copy of that Neverfail announcement.

Dated: 15 July 2003

SIGNED on behalf of Coca-Cola Amatil Limited ABN 26 004 139 397 by David A Wylie, Secretary, who is authorised to sign this Supplementary Bidder's Statement following a resolution of the directors of Coca-Cola Amatil Limited

....

David A Wylie

Annexure A



GPO Box 145
Sydney NSW 2001
AUSTRALIA

15 July 2003

Dear Neverfail shareholder

THE MAJORITY OF NEVERFAIL DIRECTORS RECOMMEND YOU ACCEPT COCA-COLA AMATIL'S OFFER

I am writing to you, as a Neverfail Springwater Limited (Neverfail) shareholder, to bring to your attention that:

- the Neverfail Directors believe there to be a significant number of **RISKS** in remaining a Neverfail shareholder if Coca-Cola Amatil Limited (CCA) does not achieve full ownership;
- your Chairman, Mr Geoff Tomlinson has now accepted CCA's $2.35 cash offer and CCA holds approximately 85.61% of Neverfail;
- all of the Neverfail Directors have withdrawn their recommendation that you do not accept CCA's offer; and
- all but one of the Neverfail Directors now recommend you **ACCEPT** CCA's $2.35 cash offer for your Neverfail Shares.

In light of this information, CCA has decided to extend its offer for the **FINAL** time and the offer will now close at **7.00pm (Sydney time) on 30 July 2003**. CCA's cash offer for your Neverfail Shares **will not be extended beyond this date** so you need to act now to ensure that you will receive $2.35 for each Neverfail share you own. **Payment for your shares will be made within 7 days of your acceptance and you will incur no brokerage.**

A further Acceptance Form, which outlines the procedure you must follow to accept CCA's offer has also been enclosed together with a reply paid envelope. I look forward to your acceptance before **7:00pm (Sydney time) on 30 July 2003** or earlier.

Yours sincerely

David Gonski, AO
Chairman
Coca-Cola Amatil Limited

If you have any questions about the Offer or this letter, or about how to accept the Offer, please call 1300 135 842 at local call rates from within Australia or +61 3 9615 5970 from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

005264 - V4

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Annexure B

THIRD SUPPLEMENTARY TARGET'S STATEMENT

This document is a supplementary statement to the Target's Statement dated 26 May 2003 ("**Original Statement**") by Neverfail Springwater Limited (ABN 43 003 559 519) ("**Neverfail**") which was lodged with ASIC on 26 May 2003 in response to the takeover offer by Coca-Cola Amatil Limited (ABN 26 004 139 397) ("**CCA**") for all of the shares in Neverfail which it does not already own.

A First Supplementary Target's Statement and a Second Supplementary Target's Statement were lodged with ASIC on 4 June 2003 and 24 June 2003 respectively (together the "**Previous Supplementary Target's Statements**"). This Third Supplementary Target's Statement is to be read together with the Original Statement and the Previous Supplementary Target's Statements.

Unless the context requires otherwise, defined terms in the Original Statement and the Previous Supplementary Target's Statements have the same meaning in this Third Supplementary Target's Statement.

1 Directors' recommendation

Since CCA announced the CCA Offer on 29 April 2003, the Directors have maintained their recommendation that Neverfail Shareholders not accept the CCA Offer. The inadequacy of the Offer Consideration and the other reasons for this recommendation were set out in the Target's Statement and were further elaborated in the press releases issued by Neverfail to ASX on 16 June 2003 and 20 June 2003 (attached to the Second Supplementary Target's Statement).

The Directors' initial recommendation was also supported by the findings of Grant Samuel & Associates Pty Limited in the Independent Expert's Report that the CCA Offer was neither fair nor reasonable. The Independent Expert's Report is attached to the First Supplementary Target's Statement.

The purpose of this Third Supplementary Target's Statement is to confirm that the Directors (other than Mr John Fox) have determined to withdraw their recommendation that Neverfail Shareholders not accept the CCA Offer and to instead recommend that Neverfail Shareholders accept the CCA Offer. Mr John Fox has determined to withdraw his recommendation that Neverfail Shareholders not accept the CCA Offer but believes he is not able to make any further recommendation in relation to the CCA Offer.

The key reasons for this change in recommendation are that:

- CCA has increased its interest to approximately 85% of Neverfail[1]. This change has the following effect:
    - CCA could acquire sufficient shares in Neverfail to proceed to compulsory acquisition following 12 months after close of the CCA Offer. This may be too short a period of time for the benefits of CCA control to be realised, and thus the remaining minority shareholders may not have sufficient time to participate in these benefits;

[1] The Directors previously reconfirmed their recommendation in relation to the CCA Offer on 24 June 2003. As at that date, CCA had an interest in 76.11% of Neverfail. If CCA's interest had stayed at this level, it would have taken CCA at least 30 months to achieve the compulsory acquisition threshold by making creeping acquisitions.

- if CCA does not acquire a 90% interest in Neverfail under the CCA Offer, the liquidity of Shares could be adversely affected following the close of the CCA Offer;

- the Neverfail Board has explored a number of ways to increase the value received by Neverfail Shareholders as a result of the CCA Offer. However, due to the terms of the CCA Offer and CCA's statements that the Offer Consideration would not be increased in the absence of a competing offer, the Neverfail Board has now concluded that, despite its best efforts, it will not be possible to achieve additional value for Neverfail Shareholders under CCA's current takeover bid;

- if CCA does not acquire a 90% interest in Neverfail under the CCA Offer, there is no certainty about the price that CCA may eventually pay to acquire any outstanding Shares. Subject to the Corporations Act, this price may be more or less than the current Offer Consideration of $2.35 per Share and more or less than the market price for Shares currently prevailing on ASX; and

- there is a risk that if CCA prolongs the CCA Offer, and is not able to acquire 100% of Neverfail in the short term, Neverfail's business operations and CCA's ability to extract synergies and benefits may be adversely affected.

Further details in relation to these reasons and other relevant information relating to the risks and benefits of remaining a minority shareholder in Neverfail are set out below.

As stated above, Mr John Fox has determined to withdraw his recommendation that Neverfail Shareholders not accept the CCA Offer but believes he is not able to make any further recommendation in relation to the CCA Offer. Mr Fox believes that the recommendation previously made by the Directors was the correct recommendation at the time it was made (and subsequently reaffirmed). Consistent with their recommendation, the Directors pursued a number of strategies designed to deliver increased value to Neverfail shareholders, including approaching potential counter bidders.

However, since CCA have declared their offer price final and achieved an interest in Neverfail of over 85%, Mr Fox believes that the Directors are no longer able to make the recommendation, or pursue the strategies, initially adopted by them. In view of the potential benefits and increased risks which now face shareholders who decide to reject the CCA Offer, Mr Fox believes he is no longer able to give guidance to Neverfail shareholders as to whether to accept the CCA Offer. Mr Fox also believes that Neverfail shareholders should seek independent financial and taxation advice from their professional adviser as to any action they may wish to take in relation to their Shares.

2 Background to change in Directors' recommendation

Following the announcement of the CCA Offer on 29 April 2003[2], the Directors have consistently sought to maximise shareholder value, both by seeking alternative offers for Neverfail and by seeking to persuade CCA to increase the Offer Consideration.

Following the release of the Independent Expert's Report on 3 June 2003 (which ascribed a value range of $2.49-$2.80 per Share), CCA announced on Friday 13 June 2003[3] its proposal to waive the outstanding conditions to the CCA Offer and increase the Offer

[2] As at 29 April 2003, CCA had an interest in 14.99% of Neverfail.
[3] As at 13 June 2003, CCA had an interest in 14.87% of Neverfail.

Consideration from $2.25 to $2.35, conditional on CCA acquiring an interest in more than 50% of Neverfail before Friday 20 June 2003. CCA also announced on Friday 13 June 2003 that "in the absence of a competing offer, CCA will not raise its Offer price for Neverfail above $2.35 per share".

On Monday 16 June 2003, Neverfail announced that "in order for all shareholders to benefit from the value of full integration of Neverfail and CCA, the Directors are prepared to recommend a transaction that delivers total value to Neverfail shareholders of at least $2.55 per share (absent an alternative offer for Neverfail)". Neverfail also confirmed that "should CCA wish to conduct a dialogue with Neverfail for the purposes of gaining the Board's recommendation of the CCA Offer, the Directors would support and would not challenge an application by CCA to the Takeovers Panel to offer a higher price. Alternatively, Neverfail would be prepared to work with CCA to develop alternative mechanisms capable of improving the prospects of transaction certainty and greater value to Neverfail shareholders".

On Wednesday 18 June 2003, Neverfail announced that although it was continuing to pursue the possibility of an alternative offer, the chances of it receiving a commitment from any party to make an offer before the end of the CCA Offer was becoming less likely and that "shareholders should not assume that an alternative offer will be made".

On Thursday 19 June 2003, CCA announced that its interest in Neverfail had increased to 60.55% and accordingly declared the CCA Offer unconditional and increased the Offer Consideration to $2.35 per Share.

On 24 June 2003, the Directors reaffirmed their recommendation in relation to the CCA Offer in the Second Supplementary Target's Statement and set out a more detailed statement in relation to the benefits and risks of being a minority shareholder in a CCA-controlled Neverfail.[4]

As a general matter, the Neverfail Board has explored a number of ways to increase the value received by Neverfail Shareholders as a result of the CCA Offer. However, due to the terms of the CCA Offer and CCA's subsequent statements that the Offer Consideration would not be increased in the absence of a competing offer, these efforts have proven to be unsuccessful. In particular, CCA has not been able to vary the Offer Consideration since it made its "no increase" statements. Accordingly, the Directors have now concluded that, despite their best efforts, it will not be possible to achieve additional value for Neverfail Shareholders under CCA's current takeover bid.

On 8 July 2003, CCA lodged a "Notice of change of interests of substantial holder" pursuant to section 671B of the Corporations Act announcing that its voting power in Neverfail had increased to 84.66%. CCA also further extended the Offer Period so that the CCA Offer is now scheduled to close at 7.00pm (Sydney time) on Tuesday 15 July 2003.

3 Key reasons and other factors considered by the Directors in changing their recommendation in relation to the CCA Offer

While the Directors continue to believe that the revised Offer Consideration of $2.35 per Share is inadequate, they believe that the benefits and risks of remaining a minority shareholder in Neverfail should be reconsidered, now that CCA has increased its interest

[4] As at 24 June 2003, CCA had an interest in 76.11% of Neverfail.

in Neverfail to approximately 85% and the Directors have concluded that, despite their best efforts, it will not be possible to achieve additional value for Neverfail Shareholders under CCA's current takeover bid.

In particular, further to the previous disclosures made by Neverfail (including as set out in the Second Supplementary Target's Statement) and CCA (including as set out in the Fifth Supplementary Bidder's Statement dated 27 June 2003), the main risks of being a minority shareholder in a CCA-controlled Neverfail include:

(a) **it may be too short a period of time for minority shareholders to realise the benefits of CCA's majority shareholding:** to the extent that CCA does not obtain a 90% interest in Neverfail by the close of the CCA Offer, and is therefore not able to proceed to compulsory acquisition of the outstanding Shares at that time, CCA will be entitled to acquire up to a further 3% of Shares in each 6 month period without having to make another takeover bid for Neverfail. This is known as a "creeping acquisition". CCA will not be able to commence creeping acquisitions until 6 months after the final acquisition of Shares by CCA during the current Offer Period. Should CCA achieve greater than 90% of Neverfail as a result of creeping, it could then proceed to compulsory acquisition of the outstanding Shares. The price offered for Shares under compulsory acquisition would be their fair value at the time of compulsory acquisition, as determined by an independent expert (which could be above or below $2.35).

In the announcement on 24 June 2003, the Directors discussed the benefits and risks of being a minority shareholder in a CCA-controlled Neverfail, based on CCA having an interest in approximately 76% of Neverfail. If CCA's interest had stayed at this level, it would have taken CCA at least 30 months to achieve the compulsory acquisition threshold by making creeping acquisitions, and minority shareholders would have had a significant period of time to participate in the benefit of CCA control. However, CCA has now increased its interest to approximately 85% of Neverfail and may be able to move to compulsory acquisition of the outstanding Shares following 12 months after close of the CCA Offer. The Neverfail Directors consider that this may be too short a period of time for the benefits arising from CCA's majority and controlling shareholding to be realised, and the remaining minority shareholders may not have sufficient time to benefit.

An alternative to creeping acquisitions may be for CCA to undertake a new takeover offer in accordance with the requirements of the Corporations Act (this offer could be for a price more or less than $2.35 per Share);

(b) **ongoing uncertainty may affect Neverfail's business** - under the Corporations Act, CCA is entitled to keep extending the CCA Offer so that it remains open until 12 May 2004. There is a risk that if CCA prolongs the CCA Offer, and is not able to acquire 100% of Neverfail in the short term, the ongoing uncertainty will result in Neverfail's business operations being adversely affected. For example, staff and customers may remain in a state of uncertainty pending final resolution of Neverfail's ownership, and this may affect performance by and motivation of staff, and may adversely impact customer relations;

(c) **liquidity adversely affected** - given the current level of CCA's interest in Neverfail, the Directors believe that, to the extent that CCA is not able to proceed to compulsory acquisition following the close of the CCA Offer, the final number

of any outstanding Shares that are not acquired by CCA will constitute a small free float. This will adversely impact liquidity, with the result that minority shareholders will not be able to dispose of their Shares as readily following the close of the CCA Offer, should they wish to do so. The Directors also note that Neverfail has now been removed from all ASX Indices with the result that index funds are no longer able to invest in Neverfail;

(d) **uncertainty about future price for Shares** - the future price of Shares will reflect liquidity, general market conditions, and the performance of the Neverfail business. This price may be more or less than the current Offer Consideration of $2.35 per Share and the market price for Shares currently prevailing on ASX. The Directors are not able to predict whether the future price of Shares is likely to be more or less than $2.35;

(e) **uncertainty about outcome and timing of CCA's strategic review** - CCA has outlined in the Fifth Supplementary Bidder's Statement that it intends to appoint a majority of directors to the Neverfail Board who will request a strategic review of the business operations of Neverfail. The Directors are not able to predict the outcome and timing of this review and its possible impact on Neverfail. As with all minority shareholder situations, there is a risk associated with the majority shareholder behaving in such a way as to benefit the majority shareholder at the expense of minority shareholders (for example, cancelling dividend distributions, charging management fees to the subsidiary company, etc). As previously stated, the Directors are of the view that, given that the majority shareholder of Neverfail is CCA, this risk is minimised;

(f) **Neverfail may be delisted** - CCA has stated in the Third Supplementary Bidder's Statement that it intends to cause its representatives on the Board to request the Board to maintain Neverfail as a company on the official list of ASX, unless Neverfail has less than the required spread of shareholders under the ASX Listing Rules, in which case CCA will seek to have Neverfail removed from the official list of ASX. Should Neverfail be delisted, Neverfail Shareholders will own shares in a privately held company, and will then no longer be able to buy or sell Shares on ASX;

(g) **CCA may acquire outstanding Shares for a price which is more or less than the Offer Consideration and current price for Shares on ASX** - the Directors consider that CCA will ultimately seek to hold 100% of Neverfail. To the extent that CCA does not obtain a 90% interest in Neverfail by the close of the CCA Offer, and is therefore not able to proceed to compulsory acquisition of the outstanding Shares at that time, CCA will be entitled to make creeping acquisitions and the price paid by CCA in making those creeping acquisitions could be more or less than the current Offer Consideration of $2.35 per Share and more or less than the market price for Shares currently prevailing on ASX.

As noted above, if CCA achieves a greater than 90% shareholding in Neverfail as a result of creeping, then CCA could move to compulsory acquisition of the outstanding Shares under the Corporations Act. In this case, the price paid by CCA for outstanding Shares could be more or less than the current Offer Consideration and more or less than the market price for Shares prevailing at the time of CCA moving to compulsory acquisition. CCA will be required to satisfy certain regulatory requirements under the Corporations Act before being able to

compulsorily acquire Shares, including commissioning an independent expert's report as to the fair value of those Shares.

Alternatively, to the extent that CCA does not obtain a 90% interest in Neverfail by the close of the CCA Offer, CCA may make a further takeover bid for the outstanding Shares following the close of the CCA Offer. Subject to the Corporations Act, the price that could be offered by CCA in this scenario may be more or less than the current Offer Consideration of $2.35 per Share and more or less than the market price for Shares currently prevailing on ASX;

(h) **CCA's ability to extract synergies may be affected** - the Directors continue to believe that Neverfail will obtain a range of synergies and benefits from having CCA as a majority and controlling shareholder, given that CCA is the largest beverage business in Australia and is affiliated with The Coca-Cola Company, the largest beverage business in the world. However, CCA has stated in the Fifth *Supplementary Bidder's Statement that* "if CCA owns less than 100% of Neverfail, CCA will be prevented from implementing the full extent of the synergies it anticipated under full ownership".

In view of the current status of the CCA Offer, the level of CCA's interest in Neverfail and the factors referred to above, the Directors consider that it is no longer appropriate for them to maintain a recommendation to not accept the CCA Offer. Further, the Directors (other than Mr John Fox) believe that, in view of the reasons and factors described above, it may be in the interests of Neverfail Shareholders to accept the CCA Offer. If Neverfail Shareholders accept the CCA Offer, they will receive the Offer Consideration of $2.35 per Share within 7 days of that acceptance and will not be liable to pay any brokerage fees. Alternatively, Neverfail Shareholders may determine to sell their Share on-market or remain a Neverfail Shareholder. CCA has stated that if CCA acquires an interest in 90% of Neverfail, it intends to proceed to compulsory acquisition of the outstanding Shares in accordance with the Corporations Act.

As noted above Mr John Fox has determined to withdraw his recommendation that Neverfail Shareholders not accept the CCA Offer but believes he is not able to make any further recommendation in relation to the CCA Offer.

Neverfail Shareholders should carefully consider these reasons and factors and their personal circumstances and investment objectives before deciding whether to accept the CCA Offer, sell their Shares on-market or remain a Neverfail Shareholder. Neverfail Shareholders may also wish to seek independent financial and taxation advice from their professional adviser in relation to any action that they may wish to take in relation to their Shares.

4 Directors' Shareholdings

As at the date of this Third Supplementary Target's Statement, the Directors who held Shares as at the date of the Original Statement:

(a) have not accepted the CCA Offer;

(b) Mr Geoff Tomlinson, Mr Carroll S Keim and Mr Bob Hidell each intend to accept the CCA Offer for their Shares (representing in aggregate approximately 0.3% of the issued capital of Neverfail); and

(c) Mr John Fox has not yet made a decision whether to accept the CCA Offer for Shares in which he has an interest (representing approximately 2.58% of the issued capital of Neverfail).

5 Date of Third Supplementary Target's Statement

This Third Supplementary Target's Statement is dated 11 July 2003, which is the date on which it was lodged with ASIC.

6 Enquiries

If you have enquiries in relation to this document or your shareholding in Neverfail, please do not hesitate to call the Neverfail shareholder information line on 1800 656 743, Monday to Friday between 9.00am and 5.00pm (EST).

Signed pursuant to a resolution passed by the directors of Neverfail Springwater Limited on 10 July 2003.

Director

A copy of this statement was lodged with the Australian Securities and Investments Commission ("**ASIC**") on 11 July 2003. Neither ASIC nor any of its officers takes any responsibility for the contents of this statement.